100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7
Tel: +1 (416) 915-4149

444 Cedar Street, Suite 2060, St. Paul, MN 55101
Tel: +1 (651) 389-4100

www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2016-11

POLYMET ANNOUNCES US$10 MILLION PRIVATE PLACEMENT

St. Paul, Minn., September 20, 2016 – PolyMet Mining Corp. (“PolyMet” or the “Company”) TSX:POM; NYSE MKT:PLM – announced today that it intends to offer 13,333,333 Units (the “Units”), at a price of US$0.75 per Unit for gross proceeds of US$10,000,000 in a private transaction that is exempt from the registration requirements of the Securities Act of 1933 as amended (the “Offering”). Each Unit will consist of one common share (a “Common Share”) and one half of one Common Share purchase warrant (each whole warrant a “Warrant”), exercisable for one Common Share (a “Warrant Share”) for US$1.00 per Warrant Share for a period beginning 6 months following the issue date and ending 60 months after the issue date, subject to acceleration in certain circumstances.

The underwriter for the Offering has agreed to purchase 10,000,000 Units for US$7,500,000 on a bought deal basis and PolyMet has received additional direct interest for 3,333,333 Units for US$2,500,000.

The underwriter and the Company may sell additional Units on the same terms. As agreed under previous financing arrangements, one shareholder of PolyMet has the right to maintain its pro rata share of the total number of Units sold.

The Offering is expected to close on or about October 18, 2016 and is subject to PolyMet receiving all necessary regulatory approvals. All securities issued in connection with the Offering will be subject to a four month hold period in Canada.

The Company intends to use the net proceeds from the Offering primarily to advance its NorthMet Project, for working capital, and general corporate purposes.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or any applicable state securities laws and may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended, and any applicable state securities laws, or compliance with an exemption therefrom. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. This notice is being issued pursuant to and in accordance with Rule 135c under the Securities Act of 1933, as amended.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study. The NorthMet Final EIS was published in November 2015, preparing the way for decisions on permit applications. NorthMet is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, placement of additional Units, the closing date of the Offering, the use of proceeds of the Offering, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2016 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three and six months ended July 31, 2016, for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.